SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of October 2002

Incorporated by reference in
STMicroelectronics N.V.’s
Registration Statements on Form S-8,
as initially filed with the Commission on October 23, 2000
(File No. 333-12732);
on July 9, 1997 (File No. 333-7226);
and on February 4, 1997 (File No. 333-6390)

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Enclosures: A press release dated October 22, 2002 announcing STMicroelectronics N.V.’s Third Quarter 2002 Revenues and Earnings.

STMicroelectronics Reports Sequential and Year-over-Year Increases in Third Quarter Revenues and Earnings

•	Net Revenues + 7.5% sequentially to $1.65 billion; + 17.5% year-over-year

•	Gross Profit + 5.8% sequentially to $609.1 million; + 31.8% year-over-year

•	Net income + 25.3% sequentially to $131.2 million; + 266.5% year-over-year

•	Earnings Per Diluted Share equaled $0.15 vs. $0.12 in the prior quarter and $0.04 in the year-ago quarter

Geneva, October 22, 2002—STMicroelectronics (NYSE: STM) today reported financial results for the third quarter and first nine months ended September 28, 2002.

Third Quarter 2002 Financial Results

Net revenues for the third quarter were $1,645.2 million, a 7.5% sequential increase over the $1,531.1 million reported in the 2002 second quarter, and 17.5% above the $1,400.7 million of last year’s third quarter. Revenues from differentiated products increased 8% sequentially to $1,143.0 million, and accounted for 69.5% of net revenues for the period. Analog ICs (including mixed signal ICs) represented 54.2% of net revenues in the 2002 third quarter, compared to 52.1% in the prior period.

Gross profit was $609.1 million, a 5.8% sequential increase from the prior quarter’s $575.8 million, and 31.8% above last year’s third quarter gross profit of $462.1 million. Gross margin was 37.0% compared to 37.6% in the 2002 second-quarter and 33.0% in the similar year-ago period.

Pasquale Pistorio, President and Chief Executive Officer, noted, “We are pleased by ST’s third quarter financial and operating results, which met and in some areas exceeded expectations. The Company’s strong third quarter revenue performance was derived from a combination of organic growth and the benefits of the Alcatel Microelectronics acquisition, which was completed at the end of the 2002 second quarter. Organic growth represented a sequential revenue increase of approximately 4.5%, with the acquisition accounting for the additional 3%. Our unique balance of targeted market segments enabled ST to benefit from higher demand in certain key applications and maintain stable gross margin levels, despite the difficult industry conditions which persisted during the period.”

Operating income was $184.8 million, up 25.9% sequentially and over 3.8 times higher than that of last year’s third quarter. Operating margin reached 11.2%, compared to 9.6% in the prior quarter and 3.4% in the 2001 third quarter.

Net income equaled $131.2 million for the 2002 third quarter, a sequential increase of 25.3% over the $104.7 million earned in the 2002 second quarter and significantly above the net income of $35.8 million reported in last year’s third quarter. Earnings per diluted share were $0.15 for the 2002 third quarter, compared to $0.12 in the second quarter of this year and $0.04 in the 2001 third quarter.

Commenting on third quarter performance, Mr. Pistorio said, “ST continued to enjoy a high degree of operating leverage, posting 25%+ increases in both operating income and net income, on a 7.5% sequential revenue gain. R&D expenditures and SG&A costs in the aggregate were virtually flat on a sequential basis, reflecting the combination of ongoing investment in strategic programs, with a consistent emphasis on cost efficiency throughout the Company. Operating cash flow was $160.1 million in the third quarter, including the final payment for the Alcatel Microelectronics acquisition, which amounted to $81.2 million.

In the 2002 third quarter, research and development expenses were $258.0 million, similar to the $258.3 million incurred in the second quarter of 2002 and 12.6% above the $229.2 million in the comparable year-ago period. R&D costs represented 15.7% of net revenues in the 2002 third quarter compared to 16.9% of net revenues in the 2002 second quarter, and 16.4% of net revenues in the third quarter of 2001.

Selling, general and administrative expenses were $162.7 million for the 2002 third quarter, close to the prior quarter’s $159.9 million, and above the $144.2 million of the similar year-ago period. As a percentage of net revenues, however, SG&A expenses declined to 9.9%, from 10.4% in the second quarter of 2002 and 10.3% of the 2001 third quarter.

Additional Third Quarter 2002 Financial/Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group.

Third Quarter 2002 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income Q3 2002
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$816.3	49.6%	$154.7
Discrete and Standard ICs (DSG)	282.7	17.2%	39.9
Memory Products (MPG)	252.5	15.3%	(8.0)
Consumer and Microcontroller (CMG)	267.4	16.3%	18.5
OTHER*	26.3	1.6%	(20.3)
TOTAL	$1,645.2	100.0%	$184.8

*
The ‘OTHER’ category includes such items as start-up costs, and other unallocated expenses including: strategic (or special) research and development programs, certain corporate level operating expenses, restructuring charges, and other costs that are not allocated to product groups, as well as the revenues and operating earnings or losses of the New Ventures Group and the Subsystems Products Group.

All product groups experienced sequential revenue growth in the 2002 third quarter. TPA was the largest gainer, posting an 11.7% sequential increase fueled by strong sales gains to telecom and automotive end markets and, the Group reported a 6.3% sequential increase in operating income. CMG recorded a 1.6% sequential revenue gain, as significant increases in sales for DVD applications and imaging products were offset, to a large extent, by a quarterly fall-off in demand from the set-top-box market. CMG’s operating income, up 55.5% sequentially, returned to more normalized levels following an inventory write-off, primarily related to graphics products which occurred in the prior quarter. DSG’s revenues were up 6.0% sequentially, with operating income remaining stable relative to the prior quarter. MPG’s sales showed a 2.6% sequential improvement, but operating results were penalized by manufacturing variances related to production ramp-up, which were specific to the third quarter.

Q3 2002 Revenue Breakdown By Market Segment

	Revenue	% of Net Revenue
	(Million US$)
Automotive	$222.4	13.5%
Consumer	337.0	20.5%
Computer	353.4	21.5%
Telecom	499.7	30.4%
Industrial & Other	232.7	14.1%

All market segments achieved sequential revenue growth in the 2002 third quarter. Telecom increased 12.4%; Automotive was up 11.3%; and Industrial and Other was up 10.7%, all growing at rates in excess of that of the Company as a whole. Computer and Consumer posted sequential revenue increases of 3.2% and 0.9%, respectively.

Q3 2002 Geographic Revenue Breakdown

By Customers’ Region of Origin

	Revenue	% of Net Revenue
	(Million US$)
Europe	$711.7	43.3%
North America	532.3	32.4%
Asia/Pac	211.1	12.8%
Japan	143.7	8.7%
Emerging Markets	46.4	2.8%

By Location of Order Shipment

	Revenue	% of Net Revenue
	(Million US$)
Europe	$469.2	28.5%
North America	242.2	14.7%
Asia/Pac	701.5	42.7%
Japan	84.6	5.1%
Emerging Markets	147.7	9.0%

The geographic revenue breakdown in the 2002 third quarter was consistent with that of the prior quarter, showing some sequential sales gains to customers in Japan and Emerging Markets, and continuing to reflect the migration of industry-wide manufacturing to the Asia/Pac region.

Q3 2002 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,143.0	69.5%
Standard & Commodities	95.1	5.8%
Micro & Memories	204.2	12.4%
Discretes	202.9	12.3%

All product categories posted sequential revenue increases, led by Differentiated Products which increased 8.0% over second quarter 2002 levels. Discretes were up 7.5%; Micro & Memories were up 7.3%; and Standard & Commodities increased 1.8%.

Nine Month 2002 Results

Net revenues for the nine months ended September 28, 2002 were $4,531.5 million, compared to the $4,909.0 million reported in the 2001 nine month period. Gross profit was $1,636.9 million, or 36.1% of net revenues. Operating income was $391.9 million, or 8.6% of net revenues. Net income was $268.8 million, or $0.30 per diluted share.

Research and development costs were $739.9 million, or 16.3% of net revenues compared to $757.0 million in the 2001 nine-months, or 15.4% of net revenues. Selling, general and administrative expenses were $464.1 million, or 10.2% of net revenues compared to $501.1 million, or 10.2% of net revenues in the 2001 period.

Reviewing results to date, Mr. Pistorio noted, “As projected, the 2002 first quarter marked the bottom of the cycle for ST, resulting in successive periods of stronger revenue and earnings levels for the Company. Continued penetration of key applications within the markets we serve has enabled ST to maintain its leadership position in those product categories and end markets in which convergence, which we believe will increasingly drive the industry’s growth, is having the greatest impact.”

Balance Sheet Highlights at September 28, 2002

At the end of the third quarter, the Company had cash, cash equivalents and marketable securities of $2.27 billion. Long-term debt totaled $2.80 billion and shareholders’ equity was $6.57 billion, representing a net debt to shareholders’ equity ratio of 0.10.

Capital expenditures were $298.5 million for the 2002 third quarter and $770.7 million for the first nine months of 2002. This compares with capital expenditures of $336.0 million and $1,563.1 million in last year’s third quarter and nine months, respectively. Operating cash flow for the first nine months of 2002 was $40.2 million, after the acquisition of Alcatel Microelectronics which amounted to $308.8 million.

Mr. Pistorio noted, “We believe that ST’s strong balance sheet, which is characterized by substantial liquidity, combined with the Company’s proven ability to generate positive operating cash flow, provide a level of financial flexibility that is noteworthy within our industry.”

Outlook

Mr. Pistorio commented, “As noted in our second quarter 2002 earnings release, ST’s capital expenditures for this year should approximate $1 billion, providing the resources to advance strategic investments and R&D and new product development projects. The pace of the economic and industry recovery is still uncertain, which leads us to adopt a cautious approach to 2003. At this point, we expect ST’s 2003 capital expenditures to be of a similar magnitude to 2002 levels. Complementing this plan, however, are the Company’s proven modular investment programs as well as our relationships with foundry partners, both of which provide ST with significant operating flexibility.”

“We share the view that the traditional fourth quarter seasonal upturn in demand will be quite modest this year,” Mr. Pistorio said. “We do expect, however, that ST will be able to post sequential revenue growth in the mid single-digit range for the 2002 fourth quarter, driven by increasing end market demand for telecom and automotive applications as well as a pick-up in revenues from Flash memory products. Gross margin is likely to remain stable, within the 37%-38% range.”

“ST’s consistency of focus has been a key ingredient in our ability to record above-average operating and financial performance and significantly increase our industry rankings. At the same time, we have remained responsive and adaptable to changing market dynamics and have fine-tuned our strategies in order to maximize our returns within diverse macroeconomic environments,” Mr. Pistorio concluded.

Products, Technology and Design Wins

•
Underlining the strength of the alliance announced earlier this year between ST, Motorola and Philips to jointly develop breakthrough semiconductor technology at the new Crolles2 R&D center at ST’s site in Crolles, France, the three companies announced the industry’s first 90nm (0.09-micron) CMOS design platform. This early, key achievement will allow design engineers to immediately start developing next generation system-on-chip (SoC) products for low-power, wireless, networking, consumer, and high-speed applications.

•
Maintaining its aggressive progress in the Flash memory market, ST introduced its first products built using next-generation 0.13-micron technology. The new devices target the emerging 3G mobile phone market. ST will ramp up volume production at its Agrate fab during the current quarter.

•
ST introduced a new family of Flash memories, called LightFlash, optimized for digital consumer and office peripheral applications. Built using 0.15-micron process technology, these devices are compatible with standard Flash memories, but allow easier code updates during the engineering phase of a product ramp-up and faster code updates during production.

•
In the smart-card market, ST started volume deliveries of the first secure microcontroller in the world to receive Universal Serial Bus (USB) certification for use in smart cards and tokens. The ST19XT34 is targeted at PC-based applications such as secure log-in, secure email, digital signatures and secure intranet access.

•
ST unveiled the industry’s first hard disk drive (HDD) read/write channel chip that fully supports vertical recording for HDDs. The new chip is designed in ST’s advanced 130nm CMOS technology and fully exploits the process’s low-power options to extend battery life in laptop and similar mobile applications.

•
ST also gained two major 130nm SoC design wins in the HDD marketplace, one in the high-volume desktop segment and one in the high-performance enterprise segment. The first reinforces ST’s SoC leadership in the desktop HDD segment, while the second represents a key milestone for ST’s penetration into the high-margin market segment.

•
In the printer arena, ST increased its cooperation with Lexmark with the development of an SoC device for next-generation printers and gained a new SoC design win with another leading printer manufacturer.

•	In the image sensor field, ST introduced a 1.3-million-pixel CMOS sensor aimed at the high-quality, low-cost digital camera and camcorder markets. The new sensor rivals the resolution of charge-coupled devices (CCDs), but with substantial benefits in cost, size, weight, power management, and integration.

•
ST began sampling a new AM/FM radio receiver chipset that directly digitizes the 10.7-MHz intermediate frequency, allowing enhanced performance and convergence with IBOC (In-Band On-Channel) digital radio in the future.

•
In automotive, ST gained numerous design wins including chips for a power-steering application for a US customer, a powertrain chipset for a Japanese customer, and further designs in powertrain applications for European- and US-based customers for the Company’s ST10 microcontroller.

•
ST signed a contract with Alcatel for the supply of three ASICs for the trial phase of a Fiber-to-The-User (FTTU) application aimed at bringing high-speed data to the user’s desktop. Alcatel also placed a substantial order for quad-line xDSL chipsets.

•	During the quarter, ST successfully integrated the wireless and wireline activities of Alcatel Microelectronics, further strengthening ST’s telecommunications portfolio.

•
ST started shipping mobile-phone energy-management devices in volume to three recently gained customers. These products are now being delivered in volume to four of the world’s top five manufacturers. ST also began volume deliveries of LCD driver chips for mobile phones.

•	Underlining its increasing role in the mobile market and reinforcing its commitment to the Open Mobile Alliance (OMA), ST joined the OMA Board of Directors and upgraded its status to Sponsor Member.

Some of the above statements that are not historical facts, including without limitation certain statements made in the paragraph entitled “outlook” concerning the company’s revenues, capital expenditures and results of operations, are statements of current expectations that involve risks and uncertainties and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management’s current views and assumptions. Actual results or performances could differ materially from those in such statements and from the expectations of the Company and its management, in particular, as a result of the following other important factors:

(i)  demand for the Company’s products and the competitive pricing environment;

(ii)  business and economic conditions in the end-user markets, in particular demand for products made by our customers;

(iii)  excess manufacturing capacity in the semiconductor industry;

(iv)  the growth of the economies in the major world markets and the current uncertainty of political conditions in various regions of the world;

(v)  possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism;

(vi)  the impact of foreign currency fluctuations, in particular changes in the parity between the Euro and the US Dollar;

(vii)  the success of alliances and agreements with other companies to develop new technologies;

(viii)  the availability of raw material and critical components for our manufacturing operations;

(ix)  competitive factors such as the timely development of new products and designs in line with market and customer requirements;

(x)  excess or obsolete inventory and variations in inventory valuation.

Unfavorable changes in any of the above or other factors listed under “Risk Factors” from time to time in the Company’s SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2001, which was filed with the SEC on May 24, 2002, and in particular, the factors listed on page 2 of such Form 20-F, could materially affect the Company.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on October 23, 2002 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the third quarter of 2002.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until October 31, 2002.

About STMicroelectronics

STMicroelectronics, the world’s third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivaled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence trends. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company’s net revenues were $6.36 billion and net earnings were $257.1 million. Further information can be found at www.st.com.

(Tables to follow)

For further information please contact:

Investor Relations Europe:

Benoit de Leusse
Investor Relations Manager Europe
Tel: +33.4.50.40.24.30
Fax: +33.4.50.40.25.80

Investor Relations USA:

Stanley March
Director of Investor Relations, USA
Tel: +1.212.821.8939
Fax: +1.212.821.8923

Press Relations:

Maria Grazia Prestini
Director, Corporate Press Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50

Press Relations USA:

Michael Markowitz
Director, U.S. Media Relations
Tel: +1.212.821.8959
Fax: +1.212.821.8922

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended		Nine Months Ended
	As Reported	As Reported	As Reported	As Reported	Pro Forma
	Sept. 28, 2002	Sept. 29, 2001	Sept. 28, 2002	Sept. 29, 2001	Sept. 29, 2001
	(in millions of U.S. dollars, except per share data ($))
Net sales	1,632.9	1,384.5	4,499.0	4,865.5	4,865.5
Other revenues	12.3	16.2	32.5	43.5	43.5

Net revenues	1,645.2	1,400.7	4,531.5	4,909.0	4,909.0
Cost of sales	(1,036.1)	(938.6)	(2,894.6)	(3,058.6)	(2,987.9)

Gross profit	609.1	462.1	1,636.9	1,850.4	1,921.1
Selling, general & administrative	(162.7)	(144.2)	(464.1)	(501.1)	(501.1)
Research & development	(258.0)	(229.2)	(739.9)	(757.0)	(757.0)
Other income and expenses	8.0	(17.2)	(11.4)	10.9	10.9
Impairment, restructuring and other related closure costs	(11.6)	(23.3)	(29.6)	(334.6)	0.0

Total Operating Expenses	(424.3)	(413.9)	(1,245.0)	(1,581.8)	(1,247.2)

Operating income	184.8	48.2	391.9	268.6	673.9
Net interest expense	(20.3)	(4.8)	(51.5)	(1.3)	(1.3)
Equity in loss of joint ventures	(3.8)	(1.2)	(11.0)	(1.2)	(1.2)

Income before income taxes and minority interests	160.7	42.2	329.4	266.1	671.4
Income tax expense	(29.0)	(6.2)	(57.9)	(51.8)	(123.6)

Income before minority interests	131.7	36.0	271.5	214.3	547.8
Minority interests	(0.5)	(0.2)	(2.7)	(2.2)	(2.2)

Net income	131.2	35.8	268.8	212.1	545.6

Earnings per share (basic)	0.15	0.04	0.30	0.24	0.61
Earnings per share (diluted)	0.15	0.04	0.30	0.23	0.60
Number of weighted average shares used in calculating diluted earnings per share	890.3	905.1	893.9	903.3	930.7

The pro forma amounts have been adjusted to eliminate the following:

Nine Months Ended Sept. 29, 2001
Excess inventory charge	70.7
Impairment and restructuring charges	334.6
Income tax effect	(71.8)

Total	333.5

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEET

	As at
	Sept. 28	December 31,
	2002	2001
	(Unaudited)	(Audited)
	In millions of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	1,066.6	2,438.8
Marketable securities	1,202.2	5.4
Trade accounts and notes receivable	1,016.3	902.4
Inventories	887.3	742.5
Other receivables and assets	543.8	468.5

Total current assets	4,716.2	4,557.6
Goodwill, net	170.8	63.0
Other intangible assets, net	313.0	149.6
Property, plant and equipment, net	5,971.8	5,888.2
Investments and other non-current assets	110.1	139.1

	6,565.7	6,239.9
Total assets	11,281.9	10,797.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	15.3	32.8
Current portion of long-term debt	125.4	96.5
Trade accounts and notes payable	823.1	936.1
Other payables and accrued liabilities	481.7	409.5
Accrued and deferred income tax	172.9	212.4

Total current liabilities	1,618.4	1,687.3
Long-term debt	2,797.3	2,771.5
Reserves for pension and termination indemnities	134.4	115.8
Other non-current liabilities	121.4	112.2

	3,053.1	2,999.5
Total liabilities	4,671.5	4,686.8

Commitment and contingencies
Minority interests	41.0	36.0
Common Stock	1,143.1	1,142.4
Capital surplus	1,847.2	1,836.0
Accumulated result	4,431.7	4,198.6
Accumulated other comprehensive loss	-504.3	-869.0
Treasury stock	-348.3	-233.3

Shareholders’ equity	6,569.4	6,074.7

Total liabilities and shareholders’ equity	11,281.9	10,797.5

STMICROELECTRONICS N.V.

SELECTED CONSOLIDATED FINANCIAL DATA
(In millions of U.S. dollars)

	Sept. 28,	Dec. 31,
	2002	2001
Consolidated Balance Sheet Data
(End of period)
Cash, cash equivalents and marketable securities	2,268.8	2,444.2
Working capital	969.7	555.4
Total assets	11,281.9	10,797.5
Short-term debt (including current portion of long-term debt)	140.7	129.3
Long-term debt (excluding current portion)	2,797.3	2,771.5
Shareholders’ equity	6,569.4	6,074.7

	Sept. 28,	Sept. 29
	2002	2001
Consolidated Operating Data
(Nine months ended)
Payment for purchases of tangible assets	770.7	1,563.1
Net cash from operating activities	1,154.0	1,516.9
Net operating cash flow	40.2	(155.5)
Operating cash flow (excluding Alcatel Microelectronics purchase)	349.0
Depreciation and amortization	1,013.6	972.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date:    October 24, 2002